Filed pursuant to Rule 433
Registration Statement No. 333-210782
Issuer Free Writing Prospectus dated September 15, 2016
Relating to Prospectus dated May 5, 2016

TERM SHEET
(amended)

Energy Fuels Inc.

Public Offering of Units

A final base shelf prospectus containing important information relating to the securities described in this document has been filed with the securities regulatory authorities in each of the provinces of Canada (other than Québec). A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

A prospectus supplement to the base prospectus dated May 5, 2016 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet. The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald Canada Corporation, attention: Equity Capital Markets, 181 University Avenue, Suite 1500, Toronto, ON, M5H 3M7, email: ecmcanada@cantor.com, or Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC., 430 Park Avenue, New York, NY 10022, email: placements@hcwco.com.

Issuer:	Energy Fuels Inc. (the “Company”)

Issued Securities:

7,250,000 Units of the Company (the “Units” and the offering of such Units, the “Offering”). Each Unit is comprised of one (1) common share in the capital of the Company (each, a “Common Share”) and one half (1/2) Common Share purchase warrant (each whole warrant, a “Warrant”). The Units will separate into Common Shares and Warrants immediately upon closing of the Offering.

Size of Issue:	US $13,050,000 (Approximately Cdn $17,211,645)

Issue Price:	US $1.80 per Unit (the “Issue Price”)

Warrants:	Each Warrant shall entitle the holder to purchase one Common Share (each, a “Warrant Share”) at US $2.45 at any time on or before the date which is 60 months after the Closing Date.

Over-Allotment Option:

The Underwriters will have an option, exercisable, in whole or in part, in the sole discretion of the Underwriters (as defined below), at any time prior to 5:00 p.m. (Toronto time) on the day that is the 30th day following the Closing Date (as defined below), to purchase up to an additional 1,087,500 Units (or a combination of Units, Common Shares or Warrants up to such total) at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:

Cantor Fitzgerald Canada Corporation (“CFCC”) and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC together will act as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters including:

CFCC – 41.5%
Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC – 41.5%
Haywood Securities Inc. – 6.0%
Raymond James Ltd. – 6.0%
Dundee Securities Ltd. – 5.0%
(collectively, the “Underwriters”)

Form of Underwriting:

“Bought deal” offering by way of a Canadian prospectus supplement to the Company’s base shelf prospectus in Canada, and U.S. prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Litigation Out”, “Financial Out” and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).

Plan of Distribution:

The Underwriters may sell Units in each of the Provinces of Canada other than Québec, or in the case of Cantor Fitzgerald Canada Corporation, in the United States through its U.S. affiliate, Cantor Fitzgerald & Co. Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, is not registered as an investment dealer in any Canadian jurisdiction and, accordingly, will only sell Units into the United States and will not, directly or indirectly, solicit offers to purchase or sell the Units in Canada. Subject to applicable law, the Underwriters may offer to sell the Units outside of Canada and the United States.

Jurisdictions:

The United States and all provinces of Canada (except Québec). The Units may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.

Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering.

Use of Proceeds:

The Company intends to use the net proceeds of the Offering as follows: (i) to continue to finance the previously announced shaft sinking and evaluation at the Company’s high-grade Canyon mine project in Arizona; (ii) to continue to fund wellfield construction at the Company’s Nichols Ranch Project in Wyoming; (iii) to continue permitting of the Company’s projects, including Roca Honda and Jane Dough; (iv) to repay principal on outstanding indebtedness; and (v) for general corporate needs and working capital requirements.

Listing:

Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the completion of the Offering, including conditional listing approval of the Toronto Stock Exchange and listing approval of the NYSE MKT of the listing of the Common Shares (including the Common Shares comprising the Units and the Warrant Shares issuable upon exercise of the Warrants). The Warrants will be listed on TSX at Closing Date and subject to satisfying the NYSE MKT standard listing requirements, the Company shall use its commercially reasonable efforts to have the Warrants approved for listing on the NYSE MKT within 90 days from the Closing Date.

Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.

Closing Date:	On or about September 20, 2016 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).

An investment in the Units involves a high degree of risk and must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of certain of its properties. Prospective investors should carefully consider the risk factors described in the base shelf prospectus and prospectus under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”. Financial statements incorporated herein by reference have been prepared in accordance with United States generally accepted accounting principles as issued by the Financial Accounting Standards Board. Prospective investors should be aware that the acquisition of the Units described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in the base shelf prospectus or prospectus. Prospective investors should read the tax discussion contained in the base shelf prospectus under the heading “Certain Canadian Federal Income Tax Considerations” and in the prospectus under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.